CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For three months ended January 31, 2008

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for three months ended January 31, 2008 to the previous year’s same period.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2007.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at March 10, 2008.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru), the Huachi Copper Porphyry (Argentina) and the Incahuasi SHV Project (Argentina).

Property	Total Costs as of October 31, 2007	Total Costs to January 31, 2008	Estimated Fiscal 2008 Expenditures(1)
Baja IOCG, Mexico	$ 5,577,320	$ 6,694,453	$ 500,000
Iron Sands, Peru	4,223,535	4,645,105	2,000,000
Pampa de Pongo, Peru	2,683,199	2,986,780	6,000,000
Huachi, Argentina	1,603,539	1,605,275	50,000
Incahuasi, Argentina	1,328,010	1,377,344	500,000

Note:

This amount represents the estimated exploration expenditures for 2007 fiscal year ending October 31, 2007 only, and to January 31, 2008.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter ended January 31, 2008 and to March 10, 2008, the Company carried out the following exploration activities:

Mexico

Baja IOCG

Anglo American Mexico S.A. de C.V. (“Anglo”) is in the process of transferring to the Company’s wholly owned Mexican subsidiary, Minerales Y Metales California, S.A. de C.V., all of the concessions acquired by Anglo on behalf of the joint venture (representing 13 exploration concessions covering approximately 50,112 hectares).  Following this transfer, the Company proposes, based upon an analysis of the results to date, to reduce the size of the overall property (which encompasses - including the concessions being transferred by Anglo - 20 exploration and 5 exploitation concessions covering approximately 64,954 hectares) to concentrate the land holdings over the most promising areas of the overall Baja IOCG Project.  Due to the existence of the lawsuit by Western Telluric Resources Inc. and Minera Olympic, S.A. de C.V. (see “Material Proceedings”), the Company did not carry out any work on the Baja IOCG Project during 2007, nor was it able to find a joint venture partner.

However, the settlement of this lawsuit during Q4 2007 has enabled the Company to recommence its search for potential joint venture partners.  Confidentiality agreements have been signed with prospective partners, and property visits are anticipated to occur in April 2008.  If the Company is unable to secure a joint venture partner, the Company will, subject to financing, consider carrying out further work on its own on the Baja IOCG Project in the fiscal year ending October 31, 2008.

Corrales Project

In order to attract a partner, the Company has carried out reconnaissance mapping and has designed a drill program to test the depth extent of mineralization exposed at surface.  As the Company is presently seeking a joint venture partner for the property there are no plans to carry out further work in 2008.

Argentina

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  The SHV Project involves an ongoing reconnaissance program in the basin, accompanied by the acquisition of properties believed to be prospective for this type of deposit.  To date, the Company has acquired interests in, or the right to acquire an interest in, 18 separate properties (1,028.6) square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company’s SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  In addition to the ongoing reconnaissance program, work in the quarter was focussed on the Incahuasi property

Incahausi Gold Project

Incahuasi is located in the Province of Catamarca, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region.

During the quarter, the Company carried out a geophysical Induced Polarisation survey at Incahuasi, which was completed in November 2007.  During initial interpretation of the survey, it was noted that little detail could be seen in the IP data.  This is thought to be due to water/salt saturation related to the nearby salar, which provides an extremely conductive background environment.  Therefore, the amplitude of electrical responses and importantly contrasts is too low to allow effective interpretation of the targeted shear zones.  As a result of this technical issue, only 9 of the planned 20 IP lines were completed and the survey was abandoned.

The Company conducted a short drillhole program consisting of two drillholes for a total of 174 m.  Drillhole DDH-08-IH-06 was designed to test the depth extent of the main shear zone, 150 m below surface, close to an interpreted dilational bend in the structure.  The drillhole intersected significant faulting and fracturing from 67 to 103 m.  A downhole survey indicated that the drillhole had deviated by more than 70˚ and the drillhole had to be abandoned before intersecting target depth.  Drillhole DDH-08-IH-07 was designed to test the western vein group, a structure parallel to the main shear zone.  The drillhole intersected a zone of significant quartz veining from 1.72-13.90 m with visible gold observed in core.  The remainder of the drillhole appeared unmineralized; total depth was 60 m.  Both drillholes have been sampled and results are expected during Q2, 2008.

Newmont Exploration Alliance

In September, 2007, the Company agreed on a non-binding term sheet with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.  The Alliance will operate within the northern portion of the Company’s Sediment Hosted Vein (“SHV”) project area, where the Company already holds a number of gold bearing properties as part of its SHV Gold targeting initiative.  The Alliance will cover an area of approximately 36,000 square kilometres.  Newmont will not, by virtue of its participation in the Alliance, earn any interest in any of the Company’s existing properties in the Alliance area.  However, it will have the right to earn an interest in certain of the Company’s properties through separate option agreements (see below).  Any properties acquired by the Alliance will be held, initially, 50:50 by the Company and Newmont, subject to dilution.

The Company will utilize its comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance.  In addition, under the terms of the Alliance, the Company will have access to proprietary Newmont exploration technologies such as Bulk Leach Extractable Gold (BLEG) sampling, interpretation of remote sensing imagery and interpretation of geophysical data.  Newmont completed first pass interpretation of Aster satellite imagery during Q1 2008.  Fieldwork is ongoing, focussing on regional BLEG sampling with approximately 2,000 samples planned to screen 11,000 square kilometres of prospective terrain previously identified by the Company.  Initial results from BLEG sample analysis have been received and will be interpreted once complete analysis has been returned.  Thereafter, two teams of experienced geologists will begin detailed field-checking of priority anomalies.

Terms of the Alliance include expenditures of up to USD 4.5 million over three exploration phases (USD 1.5 million in the first year, funded 50:50 by the Company and Newmont).  Full details of such expenditures will be announced upon final approval and execution of the definitive agreement.  At present, both parties are reviewing final drafts of the agreement and the agreement will be signed early in Q2, 2008.

Existing Company properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  The Company has excluded four properties from the Alliance and will continue to advance these projects independently during the forthcoming field season.  All other Company properties within the Alliance area have been designated as Option Properties.  Newmont will not earn any interest in these properties through the Alliance, but has the right to elect to enter into an option to acquire an interest in some or all of these properties at any time during the term of the Alliance.  In order to earn an initial 50% interest, Newmont will be required to expend the greater of USD 500,000 plus an amount equal to the cumulative expenditures by the Company on the property since September 1, 2007.

La Poma Silver-Lead Epithermal Project

The La Poma property lies within the Alliance area (see above) but is an Excluded Property and has been advanced by the Company on its own.  The property consists of 6 minas (exploitation concessions), covering approximately 3,752 hectares, including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

Historically the La Poma Mine was exploited during the early 20th century up until 1964.  The mine was worked over a 2,000 metre strike length by both open pit and underground methods, with up to 1,100 metres of underground development.

To date, Cardero has completed due diligence sampling, reconnaissance mapping, an Induced Polarisation survey, and detailed mapping is in progress to generate drill targets.  A total of 12 lines (13,000 metres) of IP were completed during Q4 2007 in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified 6 new high priority targets, none of which are exposed at surface and none of which have been drill tested.  The geophysical anomalies remain open along strike and extend the system a minimum of 500 meters westward under younger cover rocks.  The results also suggest that mineralisation continues to a depth of at least 240 metres from surface.

In total, the Company has now collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead ranging from below detection to 15.45%, and copper ranging from below detection to 2.47%.  Mean values from all 54 rock samples to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

The Company has now competed further detailed surface mapping and a short drilling program designed to prove the depth extend of mineralization.  The drillhole program consisted of two drillholes for 336 m.  Drillhole DDH-08-LP-01 was designed to test the depth extent of the main western workings. The drillhole intersected the mineralized fault at approximately 160 m below surface, proving a vertical thickness of at least 160 m.  The drillhole intersected 33 m of mineralized rock; the true thickness is not known at present, but the drillhole does indicate that the mineralized zone, which is 6m thick at surface, is significantly thicker at depth.  The mineralization intersected included carbonate veins with galena, sphalerite, chalcopyrite, chalcosite and possible sulfosalts.  The mineralized zone is extremely fine grained and it has not been possible to determine visual estimates of grade.  Drillhole DDH-08-LP-02 was designed to test thickness and grade at shallow depths beneath the eastern workings.  The drillhole intersected a 5 m fault zone, 35 m below the surface workings.  The fault zone did not appear to host significant mineralization.  Both drillholes have been sampled and results are expected in Q2, 2008.

No further work is planned during Q2 2008 and the company is seeking a Joint Venture partner to advance the project.

Mina Pirquitas Silver Project

The Company’s Mina Pirquitas Project is located close to the village of Mina Pirquitas and approximately 108 kilometres by road from the town of Abra Pampa, in Juyuy Province, northwest Argentina.  The project consists of one exploration concession (4,382 hectares) staked by the Company in 2004.  Work by the Company identified two targets in the area based on regional structural targeting using satellite imagery, regional geophysical images and published geological maps.  The targets are based on north-trending antiformal fold hinges intersected by a northwest-trending fault zone.  To date, the Company has not conducted any exploration on the property.  The Company’s property partially surrounds the Pirquitas Project of Silver Standard Resources Inc.

A private company based in Australia (“optionee”) has agreed to terms whereby the optionee may earn an interest in the Mina Pirquitas project.  The agreement provides that the optionee may earn a 55% interest by incurring exploration expenditures of USD 1,000,000 over 4 years, of which USD 50,000 must be incurred in the first year.  Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation and an initial draft of the agreement is currently being reviewed by the Company.  .

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.

The Company will not be undertaking any further exploration at Huachi and is currently seeking a joint venture partner to advance the Huachi project.  Terms of the proposed JV will include significant drilling commitments to ensure that the targets are adequately tested in the upcoming field season.

Los Manantiales Project (formerly “Mina Angela”)

In March 2007, Cardero entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc., pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

HMHL is the operator of the project while it is completing its earn-in, and is responsible for formulating and implementing all work programs at the property.  As project operator, HMHL has advised the Company that it will commence an exploration program at the property in Q2 2008, contingent on receipt of work permits.

Peru

Pampa De Pongo

The Company exercised the option and acquire the property on 27 January 2008, making the final payment of USD$300,000.  Transfer of title from Rio Tinto to Cardero is in progress.

SRK Consulting Engineers and Scientists (“SRK”) has been retained to complete a mine scoping study, scheduled to commence in February, 2008.  The scoping study will focus on determining the likely mining methods and will include an initial caveability and fragmentation assessment of the central orebody.  Overburden characteristics, hydrogeology and major structural features will all be reviewed.  The scoping study will also determine the range of potential mining costs, which should permit the development of a financial model for the deposit.  In the main Central Zone, the top of the high-grade semi-massive magnetite resource is typically 350 metres below surface, with intersections up to 302 metres @ 51.6% iron and 0.10% copper.  The Company believes that this portion of the resource may be suitable for an underground cave mining operation.  The overlying zone includes shallow intersections of up to 347 metres @ 22.5% iron.  The scoping study will investigate the possibility of extracting this material from surface by open-pit methods.  This mineralisation has not been included in the current inferred resource and, if the extraction of this material appears viable, the scoping study will include an updated Pampa de Pongo Inferred Resource including this material.  To date, SRK has been on site and reviewed the drillcore.  A second field visit is planned for mid-March 2008.  The scoping study is scheduled to be completed in early June 2008.

The Company has initiated a concurrent pre-feasibility study, which will include a 30,000 metre definition drill program at Pampa de Pongo, which is designed to upgrade the NI 43-101 Inferred Resource to a combination of Indicated and Measured Resource status.  SRK will design and oversee programs for the collection of geotechnical and geological data from drill core during the planned drill program, which is expected to commence in April 2008, subject to receipt of drill permits.

The Company is currently designing a comprehensive ground magnetic survey to cover the entire 15 kilometre length of the Pampa de Pongo airborne magnetic anomaly.  During Cardero’s previous drill campaign, ground-based magnetic surveys were highly successful in delineating high-grade magnetite iron ore when combined with 3D Inversion Modeling.  It is hoped that the infill magnetic data will help define additional resources.  The survey is expected to commence in March 2008.

Iron Sands Project

The Iron Sands Project consists of three separate groups of claims, each covering a different dune field, and known (from north to south) as the Carbonera, Pampa El Torro and Tanaca Dune fields.  The Iron Sands Project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero’s Pampa de Pongo iron deposit.  The Iron Sands project comprises 23 mining concessions which total 17,400 hectares.  A further 32 concessions, totalling 27,100 hectares, which previously formed part of the project, were abandoned during the quarter.

In 2008, the objective for the Iron Sands Project is to prepare approximately 40 tonnes of magnetic concentrates (“MC”) to determine concentrate recovery and grade using commercially available dry magnetic separation equipment.  The Eriez Dry Magnetic Separator has been released from the Lima port customs authorities and is currently en-route to the Company’s Acari testing facility at the Pampa El Toro Iron Sands Project.  The magnetic separator consists of three core components, being a primary magnetic unit, a secondary magnetic unit and a final cleaner unit, along with various associated hoppers and conveyor systems.  Approximately 1,400 tonnes of Pampa El Toro ROM material has been excavated from the extensive magnetite bearing dune field and is securely stored at the Company’s facilities.  Once installation of the Eriez unit is complete, ROM material will be upgraded by magnetic separation to produce approximately 40 tonnes of iron concentrate.  This phase of the work programme is scheduled to commence in early March 2008 and be completed by the end of June.

The concentrate will subsequently be exported to the United States for pilot plant scale melting tests, which were designed by Glenn Hoffman, the President of Cardero Iron Ore Company Ltd., to produce a premium quality pig iron ranging from 96 to 98% iron and 2 – 4% carbon.

In tandem with the above work, SRK have been retained to complete the 43-101 compliant resource estimate for the Pampa El Toro Iron Sands Project.  As part of this study, a consultant from SRK Johannesburg is currently on site and the final report is scheduled to be completed during the second quarter of 2008.

Amable Maria Project

No work was carried out on the Amable Maria project during the quarter.  The Company is currently looking for a joint venture partner to advance this uranium project.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs on the Company’s properties are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

The Company continues to hold 3,000,000 common shares of ITH and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008. Following the completion by ITH of a significant private placement in April 2007, the Company holds approximately 7.56% of ITH as of January 31, 2008. Subsequent to that date, the Company sold 45,500shares of ITH of gross proceeds of $92,265.

On May 16, 2007 the Company also completed the purchase, by way of private placement, of 1,000,000 common shares of Trevali Resources Corp, an unlisted public company incorporated in British Columbia (“Zinc”), at a cost of $100,000. The Company began trading its stock on December 21, 2007 at a price of $1.95. On December 20, 2007, the Company has announced its acquisition of the former Santander Zinc Lead Silver Copper Mine, Lima Department, Peru. Existing infrastructure is comprised of a circa 1,000 person camp and associated support facilities, the concentrate plant including various crushers, mills and cell houses to produce zinc, lead-silver and copper concentrates and the operating Tingo hydroelectric power-station located some 17 kilometers from the mine site.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results expressed in Canadian dollars, for the fiscal years 2006, 2007 and 2008:

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593
Gain on sale of investment	-
Net income (loss)	(1,788,629)
Net loss per share	(0.04)
Comprehensive income (loss)	(1,058,629)

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$ 88,649	$ 59,079	$ 1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(5,667,290)
Net income per share	0.00	(0.04)	(0.03)	(0.13)
Comprehensive income (loss)	(303,097)	(1,001,964)	(329,139)	(8,827,290)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	$ 103,878	$ 102,400	$ 51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.

RESULTS OF OPERATIONS

During the three months ended January 31, 2008, the Company had a net loss of $1,788,629 or $0.04 per share as compared to a net income of $566,903 or $0.01 per share for 2007 (restated).  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Three months ended January 31
	2008	2007
		(restated)
Net income (loss)	$ (1,788,629)	$ 566,903
Interest income	3,593	82,190
General and administrative costs	1,289,019	1,960,045
Stock-based compensation component	311,524	655,081
Write-down of resource properties	-	-

Three months ended January 31, 2008 compared to three months ended January 31, 2007

In the quarter ended January 31, 2008 the Company had a net loss of $1,788,629 or $0.04 per share as compared to a net income of $566,903 or $0.01 per share for the quarter ended January 31, 2007.  During the previous year’s quarter, the Company had a realized gain of $1,818,236 on the sale of 1,000,000 shares of International tower Mines Ltd and an unrealized gain of  $560,000 due to the fair value adjustments of the International Tower Hills’ warrants which are considered to be a derivative financial instrument. The following discussion explains the variations in the key components of these numbers.

Company’s general and administrative costs were totalling of $1,289,019 compared to $1,960,045 in 2007.  The major expense categories involved in this decrease are the consulting fees (2008 - $89,881, 2007 - $269,942), professional fees (2008 - $116,758, 2007 - $220,414) due to less legal activities involved, salaries (2008 - $409,149, 2007 - $680,319) and property investigation (2008 - $146,562, 2007 - $256,293).  This total decrease is offset by the increased expenses of investor relations (2008 - $321,501, 2007- $241,037). Subsidiary administrative costs amounted to $341,400 (2007 - $274,895), which increased due to greater exploration activity and the incorporation of two new iron ore subsidiaries.

The Company’s interest income of $3,593 (2007 - $82,190) reflects lower average cash balances. The foreign exchange gain of $76,797 (2007 - $66,522) arose principally as a result of strengthening in the Argentine and Peruvian currencies compared to the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	2008	2007
Salary	$ 124,610	$ 376,100
Consulting	-	179,238
Investor relations	186,914	99,743
Share issue costs	-	121,501
	$ 311,524	$ 776,582

All other administrative expenses have risen due to the general increase in the level of activity of the Company, increased expense at its Latin American subsidiaries, and an increase in first quarter property evaluation expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

The Company has reduced its exploration activities during the quarter as a result of its available funds, however, subsequent to January 31, 2008, the Company completed both a brokered and non-brokered private placement for gross proceeds of $8,251,000.  As a consequence, the Company had working capital of approximately $9.3 million as at March 7, 2008, which it anticipates will likely be sufficient to cover its anticipated expenses for the next 18 months.  Accordingly, if the Company substantially increases its planned expenditures on property acquisitions or exploration expenditures, additional funding will be required within the next eighteen months.  If the Company is unable to obtain any such additional funding as and when necessary, it would likely be required to scale back its property acquisition and/or exploration programs, sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or Trevali.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended January 31, 2008 and 2007, the Company incurred expenses paid to officers or directors of the Company or companies with common directors:

	2008	2007
Professional fees	$ 22,069	$ 26,750
Consulting fees	$ 22,500	$ 22,500

At January 31, 2008 there was $7,700 (2007 - $9,417) included in accounts payable and accrued liabilities, and $296,944 (2007 - $30,820) included in accounts receivable owing to/from related parties. Professional fees include amounts paid to a law firm of which a director is a shareholder.

The Company recovered $56,940 during the three months ended January 31, 2008 (2007 - $33,495) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Technologies Ltd. Athlone Energy Ltd. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March, 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is now a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties (note 6(c)(i)), the Pampa de Pongo Property (note 6(c)(ii)), the Katanga Property (note 6(c)(iii), the Lircay Project (note 6(c)(v)) and the Corongo Project (note 6(c)(vi)).

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2007, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at January 31, 2008 was $532,783 of which $460.518 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at January 31, 2008 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH and Trevali are carried at quoted market value or an estimate thereof, and are classified as “available for sale” for accounting purposes. The intrinsic value represented by the share purchase warrants of ITH is carried at quoted market value or an estimate thereof, and this investment is classified as derivative financial instruments, changes to the fair value of which are included in net income. The Company has no plans to dispose of any significant portion of its investments in either ITH or Trevali. Subsequent to quarter end, the Company sold  45,500 shares of ITH for gross proceeds of $92,265.

MATERIAL PROCEEDINGS

Pursuant to an agreement dated October 17, 2007, the legal action among Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (the “Plaintiffs”) and the Company was settled. As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter return royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for the price of $2,000,000.  Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and AMEX (received on November 13, 2007).

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at January 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of January 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended January 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RESTATEMENT

The Company restated the fair value adjustment to investments for the three month period ended January 31, 2007 to reflect the unrealized gain on derivatives of $560,000 as other income instead of comprehensive income. In addition, the Company has restated net loss per US GAAP and comprehensive to account for the fair value of derivative financial instruments totalling $560,000 not previously recognized in the three months ended January 31, 2007. An adjustment for the cost of mineral properties capitalized has also been reflected in that period.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 7, 2008)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	55,859,939	$65,204,193

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
950,000	$2.80	May 2, 2008
176,000	$1.90	July 23, 2008
1,275,000	$1.95	August 4, 2008
412,500	$2.00	November 30, 2008
255,000	$1.70	December 20, 2008
100,000	$3.28	April 11, 2009
900,000	$1.47	September 7, 2009
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
4,918,500

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,144,500	$2.00	July 23, 2008
44,500	$1.75	July 23, 2008
1,894,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.